VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

May 29, 2024

Re:	Revised Request for Selective Review

Brighthouse Life Insurance Company of NY

Brighthouse Shield® Level II 6-Year Annuity (File No. 333-279315)

To the Commission:

On May 10, 2024, Brighthouse Life Insurance Company of NY (the “Company”) filed an initial registration statement on Form S-1 (File No. 333-279315) for certain individual single premium deferred index-linked separate account annuity contracts referred to as the Brighthouse Shield® Level II 6-Year Annuity (the “NY Shield II Annuity,” and the registration statement on Form S-1, the “NY Shield II Annuity Registration Statement”). The NY Shield II Annuity is one of a series of “Generation II” Shield contracts that incorporate a new method of valuation necessitated by certain recent state insurance regulatory changes.

The Company is a subsidiary of Brighthouse Life Insurance Company (“BLIC”). BLIC has also filed registration statements for the Generation II Shield contracts. BLIC filed the first such registration statement on Form S-3 on January 19, 2024. The registration statement (File No. 333-276599) relates to the Brighthouse Shield® Level II 6-Year Annuity (the “Shield II 6-Year Annuity,” and the registration statement on Form S-3, the “Shield II 6-Year Registration Statement”). The Staff reviewed and provided comments on the prospectus included in the Shield II 6-Year Registration Statement. BLIC responded to the Staff’s comments on April 24, 2024 in an EDGAR correspondence filing that included a revised prospectus reflecting the Staff’s comments (the “Revised Shield II 6-Year Annuity Prospectus”).

The Company notes that the NY Shield II Annuity prospectus included in the NY Shield II Annuity Registration Statement reflects those same comments, where applicable. The Company requests selective review of the NY Shield II Annuity Prospectus because virtually all of the disclosure in the prospectus has been reviewed by the Staff in one context or another as described below.

●

The basic “framework” of the NY Shield II Annuity Prospectus is substantively similar to the prospectus included in Post-Effective Amendment No. 6 to the Registration Statement on Form S-1 for the first generation of the Shield 6-Year Annuity, the Brighthouse Shield® Level Select 6-Year Annuity (the “NY Shield Annuity”) (File No. 333-265199), previously reviewed by the Staff and declared effective on April 29, 2024.

●	Remaining disclosure in the NY Shield II 6-Year Annuity Prospectus is substantively similar to disclosure in the Revised Shield II 6-Year Annuity Prospectus relating to new Contract features:

o	New Interim Value calculation method

o	New version of Performance Lock feature

o	Addition of Holding Account

o	Uncapped Cap Rate

o	Step Rate Edge rate crediting type

o	Expanded term length options

o	Nasdaq-100 Index®

●

We note as well that the disclosure in the NY Shield II 6-Year Annuity Prospectus is substantively similar to the disclosure in the Revised Shield II 6-Year Annuity Prospectus, with the following notable exceptions: (i) the NY Shield II 6-Year Annuity Prospectus has different guaranteed minimum rates for Cap Rate, Step Rate, and Edge Rate, (ii) the NY Shield II 6-Year Annuity Prospectus’s free look provision is specific to New York, and (iii) the NY Shield II Prospectus is a Form S-1 prospectus and contains both the product-related disclosures and the required company-related disclosures for the Company. The Revised Shield II 6-Year Annuity Prospectus is a Form S-3 prospectus, and the company-related disclosures for BLIC are largely provided outside of the prospectus in periodic and current reports under the Securities Exchange Act of 1934, which are incorporated by reference into the prospectus.

In this regard, the Company represents that it will make additional disclosure changes to the NY Shield II Annuity Prospectus, where applicable, relating to any additional comments provided to BLIC by the Staff in connection with its continued review of the Revised Shield II 6-Year Annuity Prospectus.

Accordingly, because the NY Shield II Annuity Prospectus will provide only very limited new material for review by the Staff, the Company requests that it be accorded selective review by the Staff. In this connection, the Company represents that if the NY Shield II Annuity Prospectus were included in a post-effective amendment eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would file the amendment pursuant to Rule 485(b) because it does not include any material disclosure that has not already been reviewed by the Staff.

If you have any questions or comments regarding this request for selective review, please call Tom Conner of Carlton Fields at (202) 965-8139.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

By: /s/ Michele H. Abate

Name: Michele H. Abate

Title:  Vice President and Associate General Counsel